Aug 28, 2006

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the quarters ended June 30, 2006 and 2005. The unaudited financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2005 and Management’s Discussion and Analysis for the year ended December 31, 2005.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $14 million has been spent to develop the Company’s AFC resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerances to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared to other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, continued to sell as our test equipment line and should continue to provide some near-term revenue.

Based in Mississauga, Canada, the Company owns 100% of a subsidiary in Vlasim, Czech Republic called Astris sro through its 100% ownership of holding company 2062540 Ontario Inc. Astris sro manufactures the anodes and cathodes for the company’s fuel cells at this ‘low-cost’ Czech Republic subsidiary. Astris Energi Inc. assembles the fuel cell and fuel cell stacks and manufactures the ‘balance of plant’ for the E7 and E8 generators at its plant in Mississauga.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It has been trading on the U.S. OTC Bulletin Board under the symbol ASRNF since June 20, 2001.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to reducing reliance on foreign sources of oil and energy
•	The level of government commitment to develop a hydrogen infrastructure; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source: PwC in a research study sponsored by Fuel Cells Canada entitled Fuel Cells: The Opportunity for Canada.)

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power - accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation;
•	High oil prices; and
•	Homeland Security.

Developments During the Three Months Ended June 30, 2006

The Company announced the completion of a US$1.5 million private placement with Cornell Capital Partners, LP ("Cornell").

The financing consisted of a US$1.5 million of secured convertible debentures (the "Debentures") with a 10% coupon. The Debentures will mature on April 9, 2009. In connection with the transaction, the Company issued to Cornell 1,600,000 warrants exercisable at US$0.19, 600,000 warrants exercisable at US$0.20 and 1,000,000 warrants exercisable at US$0.30, all of which expire in three years. US$750,000 less closing costs of $132,500 , were received on April 18, 2006 and the remaining $US 750,000 less closing costs of $98,000 was received on June 9, 2006.

The Company also renegotiated with its Canadian Debenture Holders to provide them with the same terms and conditions as the $US investors on a parri passu basis. In conjunction with the change in terms, the Company issued the following warrants:(i) 253,312 warrants of the Company’s common stock at an exercise price of US $0.30 per share; (ii) 151,988 warrants of the Company’s common stock at an exercise price of US $0.20 per share and (iii) 405,300 warrants of the Company’s common stock at an exercise price of US $0.19 per share.

The proceeds will be used for operation of the Company's pilot fuel cell production line, marketing initiatives, supporting the Company's patent initiatives and for general corporate purposes.

The Company reported that its program of fuel cell improvement, initiated 18 months ago in connection with technology transfer from the R & D lab to the factory floor, yielded a major breakthrough in terms of electrode quality, reflected in increased power and longer life of its fuel cell. An increase in fuel cell life, from 2000 operating hours to 5000 hours, is seen as a critical step which will open doors, for example, to applications of inexpensive alkaline fuel cells in automobiles

The breakthrough came as a result of the work of material scientists in Astris' laboratories in Vlasim, Czech Republic. Fuel cell performance typically declines over the useful life of the fuel cell, just like the performance of a battery. In low temperature fuel cells, this gradual decline typically limits the useful life up to a couple of thousand hours. In competitive products that depend on platinum as the catalyst, this catalyst in itself is the cause of the gradual decline. The mechanisms of performance decline in Astris cells, which do not use platinum catalyst, have not been fully understood thus far. The science team focused on the study of all the materials used in Astris electrodes and on their composition.

A novel, inexpensive material, a form of carbon that is stabilized by heat treatment, provided the answer. Several specimens have shown stable performance in test cells, in the demanding on-off test regime. Fuel cells incorporating this new composition in their electrodes are undergoing long term tests at Astris' Mississauga facility.

The Company also announced the launch of a new product, model TL6 Battery and Fuel Cell Test Load, as a compliment to the existing line of test equipment for fuel cells and batteries. Around the world companies and institutions that produce and develop fuel cells and batteries have a continued requirement for high quality test load equipment that simplifies their everyday testing and quality control operations. The new TL6 allows larger batteries and fuel cells to be tested and evaluated.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Financial Review

The following is a review of the key performance measurements from the income statement for the six months ended June 30, 2006 and 2005. These figures include the operations of the Company’s foreign subsidiary Astris sro.

Revenue

For the six months ended June 30, 2006, revenue from the sale of fuel cells and related products and contract work was $59,945 compared with $76,364 for the same period in 2005. During the first six months of 2006, the Company sold E7 generators as demonstration product to its new customer Mobile Attic. During the six months of 2005, the company sold its first second generation golf car named Freedom II. In 2006, sales amounted to $698 in Canada, $51,693 to the United States and $7,554 to the rest of the world. Sales of fuel cells and related products in 2005 amounted to $52,971 in Canada, $19,931 to the United States and $3,462 to the rest of the world. The main source of revenue in 2006 was from the sale of generators on a demonstration basis to Mobile Attic. The main source of revenue in 2005 was from the sale of a Freedom II alkaline fuel cell powered golf car. Management hopes that this represents the beginning of the acceptance of the Company’s technology for commercial production.

Expenses

For the six months ended June 30, 2006, expenses totaled $1,788,058 compared to $1,687,417, in the same period in 2005 for an increase of $100,641.

Variances in the major Expenses can be analyzed as follows:

(1)
Research and Development costs were reduced because the Company no longer needed a special consultant in our sro division and R&D programs were curtailed somewhat due to tight cash flow in the amount of $239,383

(2)
Net option and warrant expense was higher this year due to the warrants issued to the Canadian debenture holders in order to match their previous terms to those of the US debenture holders and the forfeiture of options last year in the amount of $575,031 (see Note 16(b))

(3)	Expenses were lower this year by $149,607 since there were no write offs required for sro acquisition costs

(4)	Interest was significantly higher by $34,442 because this year included interest on over $2,000,000 in debentures at a 10% rate compared to last year’s interest on $420,000 in debentures at a 6% rate

(5)
Amortization expense is lower this year than last year by $147,909 because last year includes amortization of the technology asset which was written off in Q4 of last year (see note below re: the technology adjustment)

In the fourth quarter of 2005, the Company made a decision to write off the value of the Technology and nominal goodwill acquired by the Company on the purchase of Astris sro. Under U.S. GAAP the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities. Had this accounting change been made in the first two quarters of 2005, the revised balance sheet would have shown fixed assets reduced by$1,368,764 with a resulting total assets of .$896,320. There would have been a corresponding increase in the loss by $1,368,764 to become a loss of $2,979,817. The Shareholders’ Equity of $1,416,809 would have been reduced to $48,045 . The comparable depreciation expense for 2005 would have been reduced to $33,051

Net Loss for the six months ended June 30, 2006

Astris reported a net loss of $ 1,728,113 (a loss of $0.042. per share basic and diluted) for the six months ended June 30, 2006 compared to a loss of $1,611,053 (a loss of $0.059 per share basic and diluted) for the six months ended June 30, 2005, The increase in the loss was due mainly to an increase in net option and warrant expense offset by a reduction in Research and Development activity, eliminating the write off on the acquisition of sro and lower amortization expense

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

For the six months ended June 30, 2006 Astris had a negative operating cash flow of $523,355 in 2006 compared to a negative cash flow of $541,232 in 2005. The foreign subsidiary acquired $4,500 in capital assets compared to last year’s acquisition of $44,816 in capital assets. In 2006, the parent Company filed for patents with additional legal costs of $14,064 compared to $7,639 last year. In 2006, the Company incurred $472,349 in financing costs related to the investment of $1,672,500 in debentures. The negative operating cash flow and deferred financing costs were offset by the convertible debenture investment of $1,672,500. In 2005, negative operating cashflow as offset by financings through the 6% convertible debenture of $420,000 and the exercise of options for cash proceeds of 31,250. In 2006, there was a significant increase in cash balances by $658,232 as a result of the new investment compared to a nominal decrease in cash in 2005.

At the half year, Astris had assets of $1,907,793 compared to the $2,265,084 of assets in 2005. The increase in cash and short term deposits and the deferred debenture financing costs were offset by the write down in the technology asset compared to 2005. At the half year of 2006, there was a shareholders’ deficiency of $757,666 compared to last year’s shareholders’ equity of $1,416,809. The major reason for the decrease of about $2.1 million is due to the higher deficit by about $5.4 million offset by the issuance of additional common shares of about $1.3 million for services rendered by related and non related parties and increases in contributed surplus of about $2 million due to the issuance of warrants and options for services rendered.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements. As explained in Note 18 of the Financial Statements, the Company received the first tranche of $US 750,000 additional financing on April 18, 2006 and the second tranche of $US 750,000 on June 9, 2006

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2006		2005
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at March 31	40,212,228	10,396,811	31,702,901	8,316,407

-in exchange for compensation to employees			10,000	3,500

-in exchange for consulting and
professional fees and expenses from non-related parties	1,565,637	312,830	1,103,757	302,610

-in exchange for consulting and
professional fees and expenses
from related parties	297,152	62,500	687,951	173,308

-pay down liability to company controlled by a Director and Officer	-	-	125,000	26,150
-allocation of warrants for $US debenture holders		(622,119)
-expired warrants	-	-	-	26,935

	1,862,789	(246,789)	1,926,708	532,503

as at June 30	42,075,017	10,150,022	33,629,609	8,848,910

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. The company commenced pilot production of its POWERSTACK™ MC250 power module, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash at times.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has been conducting tests of its pilot production since late 2004 to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alternative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. The facility is now ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris sro since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. These results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations. Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris dependence on attracting and retaining key personnel.

The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor founded Astris and is the principal developer of Astris’ alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris’ technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company’s growth and potential profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to afford key person life insurance policies on any of its employees.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company hired Ardour Capital Investments in the fourth quarter 2005. The Company received U.S. $1,500,000 in debenture financing from Cornell Capital Partners LP in the second quarter of 2006. The Company will continue to look for additional financing to further develop its business plan.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared to other low temperature fuel cell technologies for 300W to 10kW UPS or back-up power applications. Building on the economic benefits, Astris AFC technology excels in many applications due to quick startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2006 are to raise additional funding as the next stage of a three-year plan to support its commercialization strategy; to forge business partnerships that will enhance the business, marketing and distribution of Astris technology; and to go from testing the pilot production line to production in the second half of 2006.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended June 30, 2006	Three months ended Mar. 31, 2006	Three months ended Dec. 31, 2005	Three months ended Sept. 30, 2005	Total
(expressed in $Cdn)

Revenue	13,101	46,844	208,787	6,361	275,093

Expenses	1,085,169	702,889	3,132,547	802,412	5,723,017

(Net Loss)	(1,072,068)	(656,045)	(2,923,760)	(796,051)	(5,447,924)

(Loss per Common Share)	(0.026)	(0.016)	(0.088)	(0.022)	(0.152)